UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

                               December 31, 2002

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
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(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:
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       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

To be filed by amendment. This amendment is expected to be filed no later than August 31, 2003.

ALASKA POWER & TELEPHONE COMPANY
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 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)       VP/CFO
                                                                  --------------

CORPORATE SEAL

Attest:      HOWARD GARNER,   EXECUTIVE VICE PRESIDENT
             -----------------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

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
EXHIBIT B

To be filed by amendment. This amendment is expected to be filed no later than August 31, 2003.

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

















































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                           ATTACHMENTS TO FORM U-3A-2

                                   EXHIBIT C

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
Alaska Power Company - Serving the following communities in Alaska: Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Metlakatla, Petersburg, Wrangell, and Haines.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2. All public utility operations of AP&T are conducted solely within Alaska. There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     60,842,753  kWh retail
                                     905,800  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.
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4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Nonregulated Operations

HydroWest International ("HWI"), located in Cayman Islands, is a holding company for offshore operations related to the HydroWest Group, providing engineering and consulting services, primarily related to small hydroelectric power projects. A 25% equity ownership share of Inversiones Pasabien, S.A. was transferred from HWG to HWI in 2001.

    (a) HWI, Ltd is a wholly-owned subsidiary of AP&T, equity was $3,595,780 at 12/31/2002.

Hydro West Group, LLC. ("HWG") - Located in Port Townsend, Washington and providing engineering and consulting services, primarily related to small hydroelectric power projects. HWG transferred its 25% equity share of Inversiones Pasabien, S.A. to HWI in 2001.